BP 3/26 *

10028594

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/27/2008** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing Section MAR 0 1 2010 Washington, DC 105

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway, 6th Flr.
(No. and Street)

New York	**New York**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard DaSalla **(212) 670-2918**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Ave.	New York	New York	10017-6204
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 25 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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AFFIRMATION

We, Peter L. Melz and Bernard DaSalla, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Professional Clearing Corp. (the "Company") for the period ended December 31, 2009, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 02/26/10
Date

PRESIDENT & CHIEF OPERATING OFFICER
Title

Signature 02/26/10
Date

CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn to before me
on this 26 day of February 2010

Notary Public

VICTORIA BARNES
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BA6071231
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2010

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act as a
PUBLIC DOCUMENT.

Merrill Lynch Professional Clearing Corp.

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and stockholders of
Merrill Lynch Professional Clearing Corporation:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corporation at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
BALANCE SHEET AS OF DECEMEBER 31, 2009
(Dollars in Thousands, Except Share and Per Share Amounts)

Assets	
Cash	$ 4,308
Cash and securities segregated for regulatory purposes	564
Cash deposited with clearing organizations	146,434
Securities financing transactions	
Receivables under resale agreements	8,015,267
Receivables under securities borrowed transactions	4,660
	8,019,927
Trading assets, at fair value (includes securites pledged as collateral that can be sold or repledged of $167,031)	
Derivative contracts	186,605
Equities	175,364
	361,969
Other receivables	
Customers	4,774,944
Non-customers	3,965,954
Brokers and dealers	83,709
Interest and other	203
	8,824,810
Loans recievable	79,632
Exchange seats, at cost	2,481
Goodwill and intangible assets	101,650
Equipment and facilities	
(Net of accumulated depreciation and amortization of $1,669)	2,771
Other Assets	38,623
Total Assets	$ 17,583,169
Liabilities and Stockholder's equity	
Liabilities	
Trading liabilties, at fair value	
Derivative contracts	130,276
Equities	345,921
	476,197
Payables to affiliated companies	2,992,392
Other payables	
Customers	6,764,067
Non-customer	4,527,727
Broker dealers	75,686
Interest and other	20,085
	11,387,565
Other liabilities	115,851
Subordinated borrowings	300,000
Stockholders' Equity:	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 2,335 shares issued and outstanding	2,335
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding	3
Paid-in capital	2,119,012
Retained earnings	189,814
Total Stockholder's equity	2,311,164
Total liabilities and Stockholder's equity	17,583,169

See Notes to Financial Statements.

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business— Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is the Company's Guarantor. Additionally, MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

On January 1, 2009, ML&Co. was acquired by Bank of America through the merger of a wholly owned subsidiary of Bank of America. ML&Co. continues as a surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of ML&Co., including the Company, have become indirect subsidiaries of Bank of America. As a result of the acquisition, Retained earnings, as of December 31, 2008, was reclassified to Paid-in capital on January 1, 2009.

Effective January 1, 2009, the Company adopted calendar year-end reporting periods to coincide with those of Bank of America. The intervening period between the Company's previous fiscal year end (December 26, 2008) and the beginning of the current year (January 1, 2009) (the "stub period") is included in the Balance Sheet.

Basis of Presentation— The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), which include industry practices.

In July 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105, *Generally Accepted Accounting Principles*, ("ASC 105"), which approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental GAAP. The Codification is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The adoption of ASC 105 did not impact the Company's financial condition or results of operations. All accounting references within this report are in accordance with the new Codification.

Use of Estimates— In presenting the Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and other intangible assets;
- Incentive-based compensation accruals and certain allocated liabilities; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term.

A discussion of certain areas in which estimates are a significant component of the amounts reported in the Balance Sheet follows:

Fair Value Measurement— The Company accounts for its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 320, *Investments – Debt and Equity Securities,* ("Investment Accounting") and ASC 815, *Derivatives and Hedging Activities,* ("Derivatives Accounting"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures,* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair values for exchange-traded equities are based on quoted market prices. Fair values for exchange-traded derivatives, principally futures and options, are based on broker quoted prices. See Note 4 to the Balance Sheet for additional information on the fair value of financial instruments.

Legal Reserves— The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel. See Note 8 to the Balance Sheet for additional disclosures relating to litigation.

Income Taxes— The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, ML&Co. and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the filing of Bank of America's returns or the utilization in the Company's pro forma returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's

policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's Balance Sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet. See Note 11 for further discussion of income taxes.

Balance Sheet Captions— The following are descriptions related to specific balance sheet captions.

Cash— The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash in the Balance Sheet approximate fair value amounts.

Cash and Securities Segregated for Regulatory Purposes— The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. The amounts recognized for cash and securities segregated for regulatory purposes in the Balance Sheet approximate fair value amounts.

Cash Deposited with Clearing Organizations—The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash deposited with clearing organizations in the Balance Sheet approximate fair value amounts.

Securities Financing Transactions— The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, obtain securities for settlement, and earn interest rate spreads. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables—Customer and non-customer balances* section of this note for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and recorded at their contractual amounts, plus accrued interest. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value since the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Balance Sheet.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. The carrying value of these

instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

All firm-owned securities pledged to counterparties where the counterparty has the right to repledge the securities, either by contract or custom, are disclosed parenthetically in Trading assets on the Balance Sheet.

Trading Assets and Liabilities— The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See Note 3 to the Balance Sheet for additional information on the accounting for derivatives.

Trading assets and trading liabilities are recorded on a trade date basis at fair value, which is primarily based on either quoted market prices for exchange-traded equities or broker quoted prices for exchange-traded derivatives. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Receivables and Payables–Affiliates— The Company enters into resale agreements and securities borrowed transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing and financing services with affiliated companies. See Note 2 to the Balance Sheet for a further discussion.

Other Receivables and Payables—Customer and Non-Customer balances— Customer and non-customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value.

Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Other Receivables and Payables—Brokers and Dealers— Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Due to their short-term nature, the amounts recognized for broker and dealers receivables and payables approximate fair value.

Other Receivables and Payables—Interest and Other— Interest and other receivables include interest receivable on customer and non-customer receivables, securities financing transactions and receivables from dividends. Interest and other payables include interest payable for customer and non-customer payables, securities financing transactions and amounts payable for dividends.

Loans Receivable— Loans receivable consist primarily of secured non-purpose loans extended to clients which are carried at the contract amounts which approximate fair value.

Exchange Seats— Exchange seats are held at cost and reviewed for impairment.

Goodwill and Intangible Assets— Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles — Goodwill and Other* ("Goodwill and Intangible Assets Accounting"). As of December 31, 2009, the Company conducted an annual goodwill impairment test. Based on this analysis, no impairment was recognized.

Intangible assets consist of exchange memberships. In accordance with Goodwill and Intangible Assets Accounting, intangible assets with indefinite lives are not amortized. As of December 31, 2009, the Company conducted an annual intangible assets impairment test. Based on this analysis, no impairment was recognized for intangible assets.

Equipment and Facilities— Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Other Assets and Other Liabilities— Other assets consist primarily of deferred tax assets, which are mainly related to a net operating loss available for carryforward and other receivables. Other liabilities consist primarily of accrued expenses, taxes payables and other payables.

Subordinated Borrowings— Funding is principally obtained through loans from ML&Co. See Note 6 for more information.

New Accounting Pronouncements

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, disclosure of the date through which an entity has evaluated subsequent events and the basis for that date is required. The adoption of ASC 855 did not impact the Company's financial condition. The Company evaluated subsequent events through February 25, 2010.

In April 2009, the FASB issued FASB Staff Position ("FSP") No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, ("FSP FAS 157-4"). FSP FAS 157-4 provides guidance for determining whether a market is inactive and a transaction is distressed in order to apply Fair Value Accounting. This amendment did not have a material impact on the Balance Sheet.

In April 2009, the FASB amended ASC 825, *Financial Instruments*, to require expanded disclosures for all financial instruments within its scope, such as loans that are not measured at fair value through earnings. Since the amendments only require certain additional disclosures, they did not affect the Company's financial position.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership.

The Company enters into resale agreements and securities borrowed transactions with other companies affiliated by common ownership to finance firm inventory positions and obtain securities for settlement.

The Company clears certain securities and commodities transactions through MLPF&S on a non-disclosed basis. Payables to affiliated companies consist of omnibus accounts for securities and commodities transactions with MLPF&S on behalf of the Company's clients, as well as loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

Related party receivables are comprised of:

Receivables under resale agreements	$ 8,015,267
Receivables under securities borrowed transactions	4,660
	$ 8,019,927

Related party payables are comprised of:

Payables to affiliated companies	$ 2,992,392
Subordinated borrowings	300,000
	$ 3,292,392

3. TRADING ACTIVITIES AND DERIVATIVE INSTRUMENTS

Trading Risk Management

Trading activities, as well as the Company's market making activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by Bank of America. Bank of America's Global Risk Committee ("GRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by its Asset Liability Market Risk Committee ("ALMRC") as the primary governance authority for its Global Markets Risk Management, including trading risk management. The GRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Markets business and prioritize those that need a proactive risk mitigation strategy.

At the GRC meetings, the committee considers significant daily revenues and losses by business along with an explanation of the primary driver of the revenue or loss. Thresholds are established for each of Bank of America's businesses in order to determine if the revenue or loss is considered to be significant for that business. If any of the thresholds are exceeded, an explanation of the variance is made to the GRC. The thresholds are developed in coordination with the respective risk managers to highlight those revenues or losses which exceed what is considered to be normal daily income statement volatility.

Market Risk— Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk— Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company uses Eurodollar futures to manage interest rate risk.

Equity Price Risk— Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and

stocks. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Counterparty Credit Risk— The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and non-customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentrations of Credit Risk—The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2009, the Company's significant concentration of net credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. The market value of securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2009, approximates $8,360,773, all of which was from affiliated companies.

Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity securities, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics.

Derivatives Accounting, as amended, establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivatives are reported on the Balance Sheet as *Trading assets* and *Trading liabilities*.

Trading Derivatives

The Company enters into trading derivative instruments for its principal trading and market making activities. Trading derivatives consist of listed options and futures contracts.

Derivative balances by primary risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk which is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity. For instance, a derivative that is initiated by an equities derivative desk will generally have equity price risk as its primary underlying market risk and is classified as such for the purposes of this disclosure, despite the fact that there may be other market risks that affect the value of the instrument.

The following table identifies the primary risk for derivative instruments at December 31, 2009, which is provided on a gross basis.

	Contract/ Notional	Trading Assets- Derivative Contracts	Contract/ Notional	Trading Liabilities- Derivative Contracts
Equity risk	$2,157,783	$186,605	$2,950,545	$130,276
Interest rate risk	$4,937	-	$10,961	-

Credit Risk Management of Derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level

fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (for example, active exchange-traded equity securities).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

Valuation Techniques

Equities

<u>*Exchange-traded equity securities*</u>

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy.

Derivative contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are generally valued based on broker quoted prices and are classified as Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	As of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Equities	$ 175,364	$ -	$ -	$ 175,364
Derivative contracts	$ -	$ 186,605	$ -	$ 186,605
Liabilities:				
Equities	$ 345,921	$ -	$ -	$ 345,921
Derivative contracts	$ -	$ 130,276	$ -	$ 130,276

5. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, and equity securities. The Company receives collateral in connection with resale agreements, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge the securities received as collateral and deliver to counterparties to cover short positions. At December 31, 2009, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $90,671,032, of which $27,941,566 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $66,886,497, of which $19,681,466 have been sold or repledged to affiliated companies.

6. SUBORDINATED BORROWINGS

At December 31, 2009, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $3,000,000 with a maturity date of April 30, 2011, of which $300,000 was outstanding. This borrowing has been approved for regulatory capital purposes.

On March 27, 2007, the Company entered into a subordinated loan agreement with ML&Co. for $500,000, with a maturity date of April 30, 2011. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR. On January 29, 2009, the Company decreased its outstanding balance of the subordinated loan with ML&Co. by $500,000, thus the outstanding balance is $0.

7. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the period ended December 31, 2009, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients, of 320 and 640 shares, respectively. At December 31, 2009, there were 2,335 preferred and 3,000 common shares issued and outstanding.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation— In the ordinary course of business, the Company is routinely a defendant in pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with Contingencies Accounting, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In many matters, including most class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which case no accrual is made until that time. Based on current knowledge, management does not believe that loss contingencies arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the financial position or liquidity of the Company.

The actions against the Company include, but are not limited to, the following:

Rosen Capital Partners LP and Rosen Capital Institutional LP v. Merrill Lynch Professional Clearing Corp.

Plaintiffs assert that the Company fraudulently induced them to transfer prime brokerage accounts to Merrill Lynch in September 2008, breached agreements as to the margin they would be required to maintain, and improperly froze and interfered with plaintiffs' accounts during October 2008. Plaintiffs seek damages of $90,000 and assert claims for breach of contract, implied covenant of good faith, fraud, and negligence.

Palumbo Investments, LLC v. Merrill Lynch Professional Clearing Corporation

The Plaintiff asserts a claim that the Company has unreasonably liquidated the accounts of Palumbo Investments LLC ("PAL") in January 2008. On July 28, 2008, PAL sued the Company for breach of contract and duty of good faith and commercial reasonableness in the New York Supreme Court. In October 2008, the Company filed a motion to dismiss any allegations that it was not entitled to liquidate PAL's accounts or that it had not provided proper notice. PAL has subsequently filed an amended

complaint. The Plaintiff seeks damages of at least $22,000 and asserts claims for breach of contract, implied covenant of good faith, and commercial reasonableness.

Commitments— The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2015. Future minimum rental commitments with initial or remaining terms expiring after December 31, 2009, are presented below:

Year Ending	**Total**
2010	$ 7,562
2011	4,560
2012	4,437
2013	3,917
2014	1,319
Thereafter	740
Total	$22,535

The minimum rental commitments shown above have not been reduced by $49 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $198,000 at December 31, 2009.

Guarantees— The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $7,174. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is

secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. Management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients with the applicable clearinghouse. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote because of the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried in the Balance Sheet for these transactions.

9. EMPLOYEE BENEFIT PLANS

See Note 1 for a discussion of the Bank of America acquisition of ML&Co., which was completed on January 1, 2009. Effective January 1, 2009 the contribution and pension plans sponsored by ML&Co. were assumed by Bank of America.

Defined Contribution Pension Plans— The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans— ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions— The Company provides health insurance benefits to retired employees under ML&Co.-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. The health care coverage is contributory with certain retiree contributions adjusted periodically. Non-contributory life insurance was offered to employees that had retired prior to February 1, 2000. At December 31, 2009, neither the Company nor Bank of America had funded these plans.

Postemployment Benefits— The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 31, 2009, since future severance costs are not estimable.

10. EMPLOYEE INCENTIVE PLANS

See Note 1 for a discussion of the Bank of America acquisition of ML&Co., which was completed on January 1, 2009. Effective January 1, 2009 the incentive plans sponsored by ML&Co. were assumed by Bank of America. Disclosures required by SFAS No. 123 (revised 2004), "Share-based Payment" (SFAS 123R), are included in the December 31, 2009 Form 10-K of Bank of America.

The Company accounts for stock-based compensation expense in accordance with SFAS No. 123(R), Share-Based Payment ("SFAS No. 123(R)"). Under SFAS No. 123(R), compensation expense for share-based awards that do not require future service are recorded immediately, while those that do require future service are amortized into expense over the relevant service period. Further, expected forfeitures of share-based compensation awards for non-retirement-eligible employees are included in determining compensation expense.

To align the interests of employees with those of stockholders, Bank of America sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in compensation plans sponsored by Bank of America, which provide eligible employees with shares of Bank of America's common stock or options to purchase such stock, and deferred cash compensation.

11. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. Bank of America allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a stand alone basis. At December 31, 2009, the Company had a current tax payable to ML&Co. of $9,266.

The Company's deferred tax assets at December 31, 2009, which are included in *Other assets*, are comprised of:

Net operating loss	$	6,035
Deferred compensation		1,514
Depreciation		3,386
Goodwill		3,680
Other Deferred Tax Assets		598
Deferred Tax Asset	$	15,213
Partnership Investment		(558)
Other Deferred Tax Liabilities		(478)
Deferred Tax Liability	$	(1,036)
Net Deferred Tax Asset	$	14,177

At December 31, 2009, the Company has U.S. Federal net operating loss carryforwards of approximately $17,242 million which begin to expire in 2025.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other tax authorities in countries and states in which it has significant business operations. The table below summarizes the status of significant tax examinations, by jurisdiction for ML&Co. as of December 31, 2009:

Jurisdiction	Years under examination	Status at December 31, 2009
U.S. Federal	2004	In appeals process
U.S. Federal	2005-2007	Field examination

The IRS proposed adjustments for two issues in the audit for the tax year 2004 which ML&Co. has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. ML&Co. intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006 and 2007. ML&Co. also reached an agreement with New York State and New York City on the examination for the tax years 2002 through 2006. The impact of these settlements resulted in unrecognized tax benefits decreases that are reflected in the balance disclosed at December 31, 2009. In these jurisdictions, all tax years subsequent to those settled remain open to examination.

The Company files income tax returns in multiple state jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

The balance of unrecognized tax benefits was $9,020 at December 31, 2009. Of this balance, approximately $5,863 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's Balance Sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2009, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2010.

As of January 20, 2010, the Company has repaid its outstanding balance on the revolving subordinated borrowing with ML&Co. The following table presents the Company's revolving subordinated borrowing activity to subsequent to December 31, 2009:

Beginning Balance, December 27, 2008	**$**	**300,000**
Borrow (01/13/2010)	$	300,000
Borrow (01/15/2010)	$	350,000
Repayment (01/19/2010)	$	(500,000)
Repayment (01/20/2010)	$	(450,000)
Ending Balance, December 31, 2009	**$**	**-**

13. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of CFTC Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 31, 2009, the Company's regulatory net capital of $1,655,804 was 14.84% of ADI and exceeded the minimum requirement of $223,079 by $1,432,725.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. As of December 31, 2009 customer reserve computation was in a net receivable condition and therefore no deposit was required.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 31, 2009, securities with a contract value of $2,650,002 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2009, assets segregated and held in separate accounts totaled $1,363,095 and exceeded requirements by $481,162.

* * * * * *

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

February 26, 2010

Merrill Lynch Professional Clearing Corporation
222 Broadway
New York, NY 10038

To The Board of Directors and Stockholders of Merrill Lynch Clearing Corporation:

In planning and performing our audit of the period-end financial statements of Merrill Lynch Professional Clearing Corporation, (the "Company") as of and for the period ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the year-end financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-12(h) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010